UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

August 14, 2014
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On August 14, 2014, Raymond James Financial, Inc. (the "Company") made available on its website at www.raymondjames.com under "Our Company, Investor Relations, Financial Reports" its Third Quarter Report 2014 to Shareholders (the "Report") commenting on its results for the quarter ended June 30, 2014. The Company expects to mail the Report to certain shareholders on or about August 21, 2014. A copy of the Report is attached hereto as Exhibit 99.1 and incorporated by reference herein. The financial information in the Report was previously disclosed in the Company's most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2014.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Third Quarter Report 2014 to Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____
RAYMOND JAMES FINANCIAL, INC.

Date: August 14, 2014   By: /s/ Jeffrey P. Julien
                                               _____
                                               Jeffrey P. Julien
                                               Executive Vice President - Finance,
                                               Chief Financial Officer and Treasurer

Exhibit 99.1

Third Quarter Report 2014 to Shareholders

Dear Fellow Shareholders,

In spite of numerous attempts to deliver the much anticipated correction, the stock market continued to produce market gains in the June quarter as the S&P 500 index increased 5.95%, inclusive of dividends. Healthy corporate earnings growth, supported by the preponderance of economic data, provided the impetus for extending the market's rise. In fact, most economists now expect the U.S. economy's growth to be at or above the 3% annual rate for the last nine months of calendar 2014, as contrasted to its unexpected decline of 2.1% in the March quarter. Given the performance of both the economy and the stock market, our third fiscal quarter ended June 30, 2014, produced new records in both net revenues and net income. Net revenues of $1.2 billion exceeded 2013's third quarter by 9% and the immediately preceding March quarter by 3%. With all four core segments demonstrating improved profit contributions, as discussed later, net income jumped 46% to $122.7 million contrasted to last year's June quarter and surpassed the most recent March quarter by 17%. Earnings per diluted share were $0.85 compared to $0.59 last year. The after-tax margin on net revenues was 10.1% contrasted to 7.6% last year. The annualized rate of return on average equity was 12.4% compared to 9.6% in 2013's third quarter.

For the first nine months of fiscal 2014, net revenues were $3.6 billion, which represented a 6% gain over the same period last year. Since expenses grew at a lower rate of 5%, net income ascended 38% to $344 million, generating an annualized rate of return on equity of 11.9% for the nine months. Earnings per diluted share were $2.38, up from $1.76 last year. Eliminating the Morgan Keegan integration costs last year, the increase would have been 18% over last year's nine-month non-GAAP earnings, still representing remarkable operating improvement. At quarter's end, Raymond James attained another milestone as shareholders' equity exceeded $4 billion for the first time. Accordingly, the book value per share was $28.59 ($26.15 tangible) on June 30, 2014.

During the June quarter, the Private Client Group (PCG) segment recorded $817 million of net revenues, a 10% increase over last year's third quarter, which represented 67% of total segment net revenues. PCG produced a 39% increase in pretax contribution to $81.5 million, which represented 43% of total net profit contributions. PCG client assets under administration increased 17% over June 30, 2013, to $454 billion. Our number of PCG financial advisors grew by a net 70 to 6,251 in the 12 months since June 2013. Recruiting results have remained robust, but our aging sales force has motivated us to revitalize and increase the size of our training program, as well as institute a more robust succession planning process for the benefit of our clients, financial advisors and the firm. Due to Raymond James' consistent deep commitment to our clients and financial advisors, our retention statistics remain excellent.

Capital Markets net revenues increased 7% to $237 million, which represented 19.5% of total firm net revenues. The net profit contribution vaulted 75% to $28 million, which represented 14.7% of total firm net contribution. It's still a "tale of two cities," as Equity Capital Markets is enjoying an active merger and acquisition environment as well as a reasonably active syndicate calendar. On the other hand, Institutional Fixed Income and Public Finance results are depressed by low interest rates and a lack of volatility in the marketplace. Furthermore, most of the higher rate bonds eligible for refinancing have already refinanced, and corporate America is generating substantial cash flow. We continue to advise our clients to avoid longer-term duration bonds as we expect the government to begin raising short-term interest rates when QE3 comes to a close. That inflection point will probably signal an extended period of decreasing bond prices. Until interest rates have begun to increase and longer-term yields have become more attractive to institutions, it is unlikely that activity will increase dramatically in Fixed Income Capital Markets.

Raymond James Tax Credit Funds, which is also included in Capital Markets, continues to enjoy a leadership position in its markets and produced an outstanding quarter in terms of revenue and profit recognition, which bolstered the results. However, the volume of transactions was unusually high as these transactions tend to occur in unpredictable bunches.

Fueled by continuing rising equity prices, Asset Management has enjoyed both substantial asset appreciation and positive net sales. Net revenues in Asset Management increased 19% to $91.2 million over last year's comparable quarter, which represents 7.5% of total firm net revenues. The Asset Management contribution to pretax profit grew 31% to $31.3 million, which represents 16.4% of total firm pretax contributions. Asset Management continues to actively review opportunities to buy other asset management companies and hire talented portfolio managers.

The increase in outstanding bank loans during the last year more than offset the decline in interest spreads, enough to produce a 13% increase in net revenues in the June quarter to $91.6 million contrasted to last year's comparable quarter. Thus, Raymond James Bank's share of total quarterly net revenue was 7.5%, about the same as that of Asset Management. Raymond James Bank's pretax income was $64.9 million, representing 34% of the total pretax income for the quarter. Corporate and securities-based loans accounted for most of the 19% year-over-year loan growth. Needless to say, the healthy loan growth also is depressing current profits as loan loss reserve provisions are made when loans are funded. Furthermore, the Office of the Comptroller of the Currency's shared national credit exam also resulted in a very modest $1.6 million incremental loan loss provision as the performance of the loan portfolio has been excellent. On the other hand, Raymond James Bank also benefited from a $1.6 million foreign currency exchange gain and a $3.8 million decline in other expenses related to unfunded loan commitments. Given the size of these favorable factors, it may be difficult to surpass current earnings levels without an improvement in net interest spreads, which appear to be establishing a bottom.

Pretax income in the "other" segment benefited from $8 million in positive valuation adjustments in private equity holdings, resulting partially from annual reports received this quarter from investment partnerships. Although results are erratic, these investments have provided positive results over time.

In May, four of our Financial Institutions Division advisors, Scott Jenner, Gary Collier, Dan Anderson and Steve Kruchten, were included in *Bank Investment Consultant's* Top 20 Program Managers list. Two other advisors, Jules Mbogi and Ken Wren, received honorable mention. In June, three Raymond James advisors, Margaret Starner, Judith McGee and Kalita Blessing, were named to *Barrons'* 2014 list of the Top 100 Women Financial Advisors.

In May, Brendan Ryan, a managing director in Raymond James' Technological Services Investment Banking practice, received a 40 Under 40 Recognition Award from The M&A Advisor in the Dealmaker category.

In May, Raymond James Bank celebrated its 20th anniversary. Since its inception, it has grown to become one of our four major business segments. At the end of June 2014, its total assets were $12.1 billion; its total deposits were $10.28 billion; and its net loans were $10.37 billion. Most importantly, from its initial limited purpose, it has become an integral partner in providing financial services to our individual, corporate, institutional and governmental clients.

In June, after lengthy negotiations, Raymond James reaffirmed its commitment to downtown Memphis by extending the Raymond James Tower lease until 2024. Memphis has quickly become a Raymond James service and product center, which improves our service levels nationwide as well as mitigates risks associated with location-specific catastrophic events.

We just returned from the Raymond James & Associates annual Summer Development Conference in Nashville, where 600 financial advisors, and their families along with home office associates from all areas of the firm, celebrated and attended meetings encompassing all aspects of their profession. We were energized by their enthusiasm for learning, the vibrant exchange of ideas with peers and the obvious commitment to improving their business practices. The culture, values and commitment to our clients are healthier than ever.

We are cognizant of the risks of a stock market correction and/or rising interest rates, but we remain confident that rising corporate earnings, an improving general economy and intermediate-term energy independence should provide excellent opportunities for Raymond James' business platform in the future.

Sincerely,

Thomas A. James   Paul C. Reilly
Chairman   CEO

August 3, 2014

Corporate Profile

Raymond James Financial, Inc. (NYSE: RJF) is a leading diversified financial services company providing private client group, capital markets, asset management, banking and other services to individuals, corporations and municipalities. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have approximately 6,200 financial advisors serving in excess of 2.5 million client accounts in more than 2,500 locations throughout the United States, Canada and overseas. Total client assets are approximately $479 billion. Public since 1983, the firm has been listed on the New York Stock Exchange since 1986 under the symbol RJF. Additional information is available at www.raymondjames.com.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (Unaudited - in 000s)

		June 30, 2014		September 30, 2013
Assets:				
Cash and cash equivalents	$	2,845,757	$	2,596,616
Assets segregated pursuant to regulations and other segregated assets		2,298,518		4,064,827
Securities purchased under agreements to resell and other collateralized financings		508,005		709,120
Financial instruments		1,959,092		1,993,793
Receivables		13,604,284		12,010,800
Property & equipment, net		244,433		244,416
Other assets		1,610,200		1,566,550
Total Assets	$	**23,070,289**	$	**23,186,122**
Liabilities and equity:				
Loans payable	$	1,794,185	$	1,341,522
Payables		15,412,552		16,332,546
Trading instruments sold but not yet purchased		248,186		220,656
Securities sold under agreements to repurchase		286,924		300,933
Other liabilities		1,015,264		992,128
Total liabilities	$	**18,757,111**	$	**19,187,785**
Total equity attributable to Raymond James Financial, Inc.		4,015,176		3,662,924
Noncontrolling interests		298,002		335,413
Total equity	$	**4,313,178**	$	**3,998,337**
Total liabilities and equity	$	**23,070,289**	$	**23,186,122**

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited - in 000s, Except per Share Amounts)

	Three Months Ended		Nine Months Ended	
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Revenues:				
Securities commissions and fees	$ 813,461	$ 763,345	$ 2,401,360	$ 2,266,918
Investment banking	78,694	68,057	225,802	203,182
Investment advisory fees	89,080	74,601	270,590	202,174
Interest	119,391	117,376	354,877	358,534
Account and service fees	101,585	90,757	296,183	267,608
Net trading profit (loss)	17,276	(1,456)	50,269	16,011
Other	21,796	25,048	55,601	131,108 [1]
Total revenues	**1,241,283**	**1,137,728**	**3,654,682**	**3,445,535**
Interest expense	27,052	28,192	78,404	83,416
Net revenues	**1,214,231**	**1,109,536**	**3,576,278**	**3,362,119**
Non-interest expenses:				
Compensation, commissions and benefits	825,506	772,324	2,442,742	2,297,919
Communications and information processing	63,341	67,138	194,698	192,522
Occupancy and equipment costs	40,757	39,323	120,339	117,495
Clearance and floor brokerage	9,335	9,266	29,165	30,839
Business development	35,079	31,737	103,990	93,854
Investment sub-advisory fees	12,887	10,369	38,484	26,829
Bank loan loss provision (benefit)	4,467	(2,142)	8,082	4,518
Acquisition related expenses	—	13,449	—	51,753
Other	43,926	39,175	128,034	111,023 [2]
Total non-interest expenses	**1,035,298**	**980,639**	**3,065,534**	**2,926,752**
Income including noncontrolling interests and before provision for income taxes	178,933	128,897	510,744	435,367
Provision for income taxes	68,554	48,192	191,749	152,522
Net income including noncontrolling interests	110,379	80,705	318,995	282,845
Net (loss) income attributable to noncontrolling interests	(12,310)	(3,157)	(24,887)	33,149
Net income attributable to Raymond James Financial, Inc.	**$ 122,689**	**$ 83,862**	**$ 343,882**	**$ 249,696**
Net income per common share – diluted	**$ 0.85**	**$ 0.59**	**$ 2.38**	**$ 1.76**
Weighted-average common and common equivalent shares outstanding – diluted	**143,985**	**141,231**	**143,312**	**140,165**

The text of the footnotes in the above table are on the following page.

CONSOLIDATED RESULTS BY SEGMENT[3] (in 000s)

Revenues:

Private Client Group	$ 819,436	$ 744,990	$ 2,413,300	$ 2,188,114
Capital Markets	241,013	227,321	714,145	711,375
Asset Management	91,222	76,805	274,772	211,975
Raymond James Bank	93,740	83,068	264,770	264,939
Other [4]	12,984	22,982	37,055	118,503 [1]
Intersegment eliminations	(17,112)	(17,438)	(49,360)	(49,371)
Total revenues	**$ 1,241,283**	**$ 1,137,728**	**$ 3,654,682**	**$ 3,445,535**

Pretax income (loss) (excluding noncontrolling interests):

Private Client Group	$ 81,473	$ 58,664	$ 230,098	$ 165,698
Capital Markets	28,009	16,047	91,025	61,689 [5]
Asset Management	31,306	23,928	93,006	65,731
Raymond James Bank	64,921	62,881	178,777	195,100
Other [4]	(14,466)	(29,466)	(57,275)	(86,000)
Pretax income (excluding noncontrolling interests)	**$ 191,243**	**$ 132,054**	**$ 535,631**	**$ 402,218**

The text of the footnotes to the above table and to the table on the previous are as follows:

(1) Revenues in the nine months ended June 30, 2013 included $74.4 million (before consideration of noncontrolling interests and taxes) arising from our indirect investment in Albion, an investment which we sold in April 2013. Since we only owned a portion of this indirect investment, our share of the net income after consideration of noncontrolling interests (before any tax effects) amounted to $23.0 million.

(2) Other expense in the nine months ended June 30, 2013 included $6.9 million of goodwill impairment associated with our Raymond James European Securities ("RJES") reporting unit. The effect of this goodwill impairment expense on the pre-tax income attributable to Raymond James Financial, Inc. ("RJF") is $4.6 million, as prior to April 2013 we did not own 100% of RJES. The portion of the impairment expense attributable to the noncontrolling interests is $2.3 million.

(3) Effective during the quarter ended September 30, 2013, we implemented changes to our segments. These segment changes have no net effect on our historical consolidated results of operations. Prior period results, as presented, conform to our new reportable segments. For additional details, please refer to our Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on October 16, 2013 and our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 (both of which are available at www.sec.gov).

(4) The Other segment includes the results of our principal capital activities as well as acquisition, integration and certain interest expenses incurred with respect to acquisitions.

(5) The segment results for the nine months ended June 30, 2013 were negatively affected by a $4.6 million (RJF's portion) impairment of goodwill in our RJES reporting unit and a $1.6 million one-time RJES restructuring expense.